UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: July 5, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

“Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.”

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Reference is made to (i) the announcement of the Company dated 23 April 2015 regarding, among other things, the non-public issue of A Shares (the “Share Issue”); (ii) the circular of the Company dated 26 May 2015 regarding the Share Issue; and (iii) the announcement of the Company dated 4 July 2016 regarding the completion of the Share Issue.

The resolution on “Authorization to the Board and its authorized representative(s) at the Shareholders’ meeting to proceed with the matters relating to the non-public issuance of A Shares 《關於提請股東大會授權董事會及其授權人士全權辦理本次非公開發行A股股票的相關事宜的議案》” was considered and approved at the 2014 Annual General Meeting of the Company on 16 June 2015, which authorized the Board of the Company to make amendments to corresponding articles in the articles of association of the Company (the “Articles of Association”) in connection with the Share Issue according to the actual situation of the Share Issue upon its completion, in order to reflect the changes to the registered capital of the Company following the closing of the Share Issue. Relevant amendments shall take immediate effect after the closing of the Share Issue.

The Company completed the issue of a total of 1,327,406,822 RMB-denominated ordinary shares (A Shares) at the par value of RMB1 per share to Shanghai Licheng Information Technology Consulting Co., Ltd., China National Aviation Fuel Holding Company, China COSCO Shipping Corporation Limited and Caitong Fund Management Co., Ltd. on 30 June 2016. Upon the closing of the Share Issue, the Resolution on “Amendments to the Articles of Association (《關於修改公司章程的議案》)” was considered and approved at the second ordinary meeting of the eighth session of the board of directors of the Company. The amendments to the Articles of Association are as follows:

Nos.	Original articles	Amended articles

1	Article 20 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 13,140,178,860 shares.	Article 20 As approved by the China Securities Regulatory Commission, the total amount of shares of the Company is 14,467,585,682 shares.

Nos.	Original articles	Amended articles

2	Article 21 The Company has issued a total of 13,140,178,860 ordinary shares, comprising a total of 8,481,078,860 A shares, representing 64.54% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 35.46% of the total share capital of the Company.	Article 21 The Company has issued a total of 14,467,585,682 ordinary shares, comprising a total of 9,808,485,682 A shares, representing 67.80% of the total share capital of the Company, a total of 4,659,100,000 H shares, representing 32.20% of the total share capital of the Company.

3	Article 24 The registered capital of the Company is RMB 13,140,178,860.	Article 24 The registered capital of the Company is RMB 14,467,585,682.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
4 July 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

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